VIA EDGAR

October 25, 2010

Mr. James Lopez

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Biomet Holdings Ltd. and Biomet Travel, Inc. (“Registrants”)

Post-Effective Amendment No. 5 to Form S-1

Filed September 15, 2010

File No. 333-150655

Dear Mr. Lopez,

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby makes application on behalf of the Registrants, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 5 to Form S-1 (File No. 333-150655) (the “Post-Effective Amendment”), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on September 15, 2010.

The Company, in its capacity as the ultimate parent company of the Registrants, caused Biomet Holdings Ltd. and Biomet Travel, Inc. to be dissolved on August 30, 2010 and June 16, 2010, respectively, and had inadvertently filed the Post-Effective Amendment under such Registrants’ EDGAR filing codes. The Company confirms that no securities have been or will be sold under the Post-Effective Amendment.

We would be grateful if you would please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Post-Effective Amendment at your earliest convenience. The Company’s facsimile number is (574) 372-1960.

If you have any questions regarding this application, please contact me at (574) 371-3026.

Sincerely,

/s/ Jody S. Gale

Jody S. Gale Vice President and Associate General Counsel

Mailing Address:	Shipping Address:
P.O. Box 587	56 East Bell Drive
Warsaw, IN 46581-0587	Warsaw, IN 46582
Toll Free: 800.348.9500
Office: 574.267.6639
Main Fax: 574.267.8137
www.biomet.com